EXHIBIT 3

FIRSTSERVICE CORPORATION
Management’s discussion and analysis for the year ended December 31, 2013
(in US dollars)
February 24, 2014

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2013. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2013 and up to and including February 24, 2014.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.  For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

Consolidated review
Our consolidated revenues for 2013 were $2.34 billion, an increase of 12% over the prior year measured in local currencies (11% measured in the reporting currency), attributable to a combination of internal growth and recent acquisitions. Each of our three operating segments generated strong internal revenue growth.

Our adjusted EPS (see definition and reconciliation below) were $2.15 for the year, up 31% from 2012. The diluted net loss per share from continuing operations calculated in accordance with GAAP was $0.46 versus a loss of $0.08 in the prior year. Our 2013 earnings were negatively affected by the re-branding of our Residential Real Estate Services operations to “FirstService Residential”, which resulted in re-branding and related information technology enhancement costs of $6.0 million as well as accelerated amortization of intangible assets of $11.2 million.

We acquired controlling interests in eleven businesses during 2013. The aggregate initial cash purchase price for these acquisitions was $60.7 million ($37.7 million net of cash acquired) and was comprised of Colliers International Germany (four commercial real estate services business operating in Munich, Stuttgart, Frankfurt, Dusseldorf and Berlin), four other commercial real estate entities operating in The Netherlands, Australia, Brazil and Canada, and three residential real estate services companies operating in the U.S. and Canada. We also acquired net non-controlling interests valued at $5.7 million, primarily in the Residential Real Estate Services segment. The purchase prices of these acquisitions were funded with cash on hand and borrowings under our revolving credit facility.

In January 2013, we completed a private placement of $150 million of 3.84% Senior Notes with a group of US institutional investors. The proceeds from the issuance of the 3.84% Senior Notes were applied to repay borrowings under our revolving credit facility. The 3.84% Senior Notes are required to be repaid in five equal annual installments beginning in January 2021.

In May 2013, all of our outstanding 7%  cumulative preference shares, series 1 (the “Preferred Shares”) were eliminated by way of a partial redemption for cash (totalling $39.2 million) immediately followed by a mandatory conversion of all then remaining Preferred Shares into 2.89 million new Subordinate Voting Shares.

In June 2013, our Residential Real Estate Services operations, which had operated as 18 separate brands in markets across North America, re-branded under the “FirstService Residential” name. The adoption of common branding was designed to signify our market leadership, our commitment to service excellence and to leverage our industry-leading strengths to the benefit of current and future clients.

In September 2013, we completed the early redemption of our 6.5% Convertible Unsecured Subordinated Debentures originally due December 31, 2014 (the “Convertible Debentures”) in accordance with the redemption rights attached to the Convertible Debentures. Leading up to the redemption, we received conversion requests from substantially all holders of Convertible Debentures, which resulted in the issuance of 2.74 million new Subordinate Voting Shares.

On September 30, 2013, we completed the sale of Field Asset Services, LLC (“FAS”), a property preservation and distressed asset management services provider within our Property Services segment, for gross cash proceeds of $55.0 million. As of December 31, 2013, our residential rental operation (“Rental”) within our Residential Real Estate Services segment was classified as held for sale. FAS and Rental have been reported as discontinued operations in the statements of (loss) earnings for all periods presented.

Results of operations – year ended December 31, 2013
Our revenues were $2.34 billion for the year ended December 31, 2013, up 12% relative to 2012 measured in local currencies. The increase was comprised of internal revenue growth 8% and the positive impact of acquisitions of 4%.

Operating earnings increased 12% to $90.2 million in 2013, while adjusted EBITDA rose 22% to $185.5 million.  The Commercial Real Estate Services operations generated significant increases in profitability in 2013. Current year consolidated operating earnings were negatively impacted by $11.2 million of accelerated amortization of intangible assets and $6.0 million of re-branding related costs, both related to our adoption of the “FirstService Residential” brand in our Residential Real Estate Services operations.

Depreciation expense was $34.8 million relative to $30.7 million in the prior year. The increase was attributable to increased investments in office leaseholds and information technology systems, in our Commercial Real Estate Services and Residential Real Estate Services operations.

Amortization expense was $37.2 million in 2013, and included accelerated amortization on (i) $11.2 million of legacy trademarks and trade names in our Residential Real Estate Services operations; (ii) $4.3 million of brokerage backlog primarily related to the newly acquired Colliers Germany operations and (iii) $2.8 million of franchise rights in our Property Services segment.

Net interest expense increased to $21.5 million from $19.6 million in the prior year. Our weighted average interest rate decreased to 4.5% from 5.1% in the prior year. The conversion of the Convertible Debentures in September 2013, which had an effective interest rate of 7.4%, had the impact of reducing interest costs in the fourth quarter and going forward. In November 2013, we put an interest rate swap in place to exchange the fixed rate on the 3.84% Senior Notes for variable rates, bringing the total notional amount swapped to $170.0 million.  The swaps resulted in a modest reduction in interest expense for 2013 and are expected to result in lower interest expense in 2014.

Other income for 2013 was $1.5 million, and was primarily comprised of income from investments accounted for under the equity method in the Commercial Real Estate Services segment, similar to 2012.

Our consolidated income tax rate for the year ended December 31, 2013 was 32% versus 33% in 2012. The 2012 tax rate was impacted by additional tax of $1.5 million from realized foreign exchange gains, which had the effect of increasing the 2012 tax rate by 2%.

Net earnings from continuing operations were $47.6 million, compared to $42.2 million in the prior year. The increase was primarily attributable to improvements in revenues and earnings at the Commercial Real Estate Services operations, offset by the impact of accelerated intangible asset amortization and Residential Real Estate Services re-branding costs noted above.

The net loss from discontinued operations was $6.0 million and was comprised of a $4.1 million loss on the sale of FAS, as well as operating losses at both FAS and Rental. Revenues from discontinued operations, which have been removed from the statements of earnings and segment results for all periods presented, were $82.8 million for 2013.

The Commercial Real Estate Services segment reported revenues of $1.32 billion for 2013, up 14% relative to the prior year measured in local currencies. Internal revenue growth measured in local currencies was 8%, and was comprised primarily of increased investment sales, leasing and property management activity, and growth of 6% was attributable to acquisitions. Regionally and on a local currency basis, Americas revenues were up 6% (5% excluding acquisitions), Asia Pacific revenues were up 14% (12% excluding acquisitions), and Europe revenues were up 62% (13% excluding acquisitions). Acquisitions for 2013 were comprised of controlling ownership stakes in the four businesses comprising Colliers Germany, as well as four other operations in Australia, the Netherlands, Brazil and Canada. Adjusted EBITDA in this segment was $116.0 million, at a margin of 8.8%, versus $78.9 million at a margin of 6.7% in the prior year. The margin increase was attributable to operating leverage, improvements in broker productivity in the Americas region, and the favorable impact of recent acquisitions.

In Residential Real Estate Services, revenues were $884.3 million, an increase of 9% compared to the prior year. Internal growth was 8% and was attributable to property management contract wins, while recent acquisitions contributed 1%. During the year, we acquired three property management businesses operating in Missouri, Florida and Alberta. In mid-2013, the residential property management businesses within this segment re-branded as “FirstService Residential”. This segment reported adjusted EBITDA of $57.9 million or 6.5% of revenues, relative to $60.8 million or 7.5% of revenues in the prior year. The decline in margin was largely attributable to investments in re-branding and related information technology enhancements totalling $6.0 million, as well as a $2.0 million charge taken in the third quarter to down-size our homeowner fee collection operations in line with current reduced volumes of delinquencies and changes in the regulatory environment in several states.

Our Property Services operations reported revenues of $140.3 million, an increase of 12% versus the prior year, comprised entirely of internal growth, which was attributable to royalties from increased system-wide sales at our franchise brands. Adjusted EBITDA was $28.9 million, up 20% relative to the prior year, with the margin increasing to 20.6% from 19.3% on account of operating leverage.

Corporate costs were $17.3 million relative to $11.6 million in the prior year. The 2013 cost increase was attributable to performance-based incentive compensation accruals which are based on increased adjusted EPS including both continuing and discontinued operations, relative to the prior year.

Results of operations – year ended December 31, 2012
Revenues were $2.11 billion for the year ended December 31, 2012, up 15% from 2011 measured in local currencies. The increase was due to internal growth of 8% and the positive impact of acquisitions of 7%.

2012 operating earnings increased 43% from the prior year to $80.3 million, while adjusted EBITDA increased 32% to $152.3 million. Operating earnings for 2012 were impacted by $16.3 million in acquisition-related items, primarily in our Commercial Real Estate Services segment. These acquisition-related items largely consisted of transaction costs related to the Colliers International UK acquisition, as well as fair value adjustments on contingent acquisition consideration related to acquisitions completed in the previous two years.

Depreciation expense was $30.7 million in 2012, up 10% versus the prior year. The increase was attributable to investments in information technology systems and leasehold improvements. Amortization expense was $17.5 million in 2012, down 5% versus the prior year as a result of a reduction in additions due to a slower pace of acquisitions during the period.

Net interest expense in 2012 increased 17% from the prior year, to $19.6 million, primarily attributable to higher average borrowings. Our weighted average interest rate increased to 5.1% from 4.8% in the prior year, as a result of the renewal of our revolving credit facility, which resulted in higher floating interest rates compared to our previous credit facility in place during the prior year, partially offset by repayments of fixed interest rate senior notes. We also had an interest rate swap in place to exchange the fixed rate on $30 million of notional value on our Senior Notes for variable rates. The swap resulted in a modest reduction in interest expense.

Other income for 2012 was $2.4 million, comprised primarily of income from non-consolidated investments in the Commercial Real Estate Services segment. Other expense for 2011 included a net loss of $3.5 million from investments accounted for under the equity method, including our 29.5% stake in Colliers International UK plc (the publicly-traded predecessor to the business we acquired in March 2012), as well as an other-than-temporary impairment loss of $3.1 million recorded as of December 31, 2011 on the same investment.

Our consolidated income tax rate for the year ended December 31, 2012 was 33% versus a recovery of 132% in 2011. The most significant item impacting the tax rate for 2012 was additional tax of $1.5 million from realized foreign exchange losses, which had the effect of increasing the tax rate by 2%. The 2011 rate was impacted by the reversal of deferred income tax valuation allowances (see discussion below), which reduced income tax expense by $49.7 million. After considering the impact of the valuation allowances, the tax rate for 2011 was approximately 20%.

Net earnings from continuing operations for 2012 were $42.2 million, compared to $76.9 million in the prior year. The variance was primarily attributable to the reversal of the deferred income tax valuation allowance in 2011, partially offset by stronger operating results in 2012.

The net loss from discontinued operations was $1.3 million, which included the results of FAS and Rental. The revenues of these businesses for 2012, which have been removed from the statements of earnings and segment results for all periods presented, were $195.1 million.

The Commercial Real Estate Services segment reported revenues of $1.17 billion for 2012, up 19% relative to the prior year measured in local currencies. Internal revenue growth was 9%, and was comprised primarily of increased investment sale and lease brokerage, property management and project management activity. Growth of 10% was attributable to acquisitions. Regionally and in local currencies, Americas revenues were up 14%, Asia Pacific revenues were up 7%, and Europe revenues were up 112% (down 3% excluding acquisitions). Adjusted EBITDA in this segment for 2012 was $78.9 million, at a margin of 6.7%, versus $51.9 million at a margin of 5.2% in the prior year. The margin increase was attributable to operating leverage and greater back office efficiency.

In the Residential Real Estate Services segment, revenues were $814.6 million for 2012, an increase of 11% compared to the prior year. Internal growth was 8% and was driven primarily by new property management contracts, while 3% growth was attributable to acquisitions. This segment reported adjusted EBITDA of $60.8 million at a margin of 7.5% for 2012, compared to $57.8 million at a margin of 7.9% in the prior year. The decline in margin was attributable to pricing pressure on contract renewals in our core property management operations and changes in service mix, with a reduction in higher-margin ancillary service fees.

Our Property Services segment reported revenues of $125.2 million for 2012, an increase of 3% versus the prior year. Adjusted EBITDA in this segment for 2012 was $24.1 million, up 21% from the prior year, and the margin was 19.3% in 2012 relative to 16.5% in the prior year. The margin increase was primarily attributable to operating leverage in the franchised services operations.

Corporate costs for 2012 were $11.6 million relative to $14.4 million in the prior year. The 2012 results were impacted by the elimination of performance-based executive compensation relative to the prior year. Performance-based compensation is based on year over year growth in adjusted EPS, including both continuing and discontinued operations.

Results of operations – year ended December 31, 2011
Revenues were $1.85 billion for the year ended December 31, 2011, up 12% from 2010 measured in local currencies  as the US dollar depreciated in value relative to local currencies at many of our operations around the world. The increase was comprised of internal revenue growth of 7% and the positive impact of acquisitions of 5%,

2011 operating earnings increased 20% to $56.2 million from $46.7 million, while adjusted EBITDA rose 24% to $115.3 million. Operating earnings were impacted by $5.6 million of reorganization costs related to the Property Services segment, including severance costs and professional fees, as well as $4.6 million in acquisition-related items, primarily fair value adjustments on contingent acquisition consideration.

Depreciation expense was $28.0 million in 2011 relative to $26.0 million in the prior year. The increase was attributable to investments in information technology systems during 2011. Amortization expense was $18.5 million in 2011, up slightly versus the prior year as a result of acquisitions during the period.

Interest expense in 2011 decreased to $16.8 million from $17.4 million in the prior year. Our weighted average interest rate decreased to 4.8% from 5.8% in the prior year, as a result of increased borrowings on our revolving credit facility, which had lower floating interest rates compared to the prior year, combined with repayments of fixed interest rate senior notes. We also had an interest rate swap in place during the year to exchange the fixed rate on $40 million of notional value on our Senior Notes for variable rates. The swap resulted in a modest reduction in interest expense.

Other expense for 2011 included a net loss of $3.5 million from investments accounted for under the equity method in the Commercial Real Estate Services segment, including our then 29.5% stake in Colliers International UK plc. In addition, as of December 31, 2011, we determined that the carrying value of this investment was other-than-temporarily impaired and recorded an impairment loss of $3.1 million.

Our consolidated income tax rate for the year ended December 31, 2011 was a recovery of 132% versus 34% in 2010. The 2011 rate was impacted by the reversal of deferred income tax valuation allowances (see discussion below), which reduced income tax expense by $49.7 million. The 2010 tax rate was affected by the recognition of an $11.8 million valuation allowance on deferred tax assets. After considering the impact of the valuation allowances, the tax rate for 2011 was approximately 20%, compared to 28% for 2010.

Net earnings from continuing operations for 2011 were $76.9 million, compared to $17.5 million in the prior year. The increase was attributable to the reversal of the deferred income tax valuation allowance, as well as improved operating performance.

The net earnings from discontinued operations were $24.8 million, which included the results of FAS and Rental. The revenues of these two businesses, which have been removed from the statement of operations and segment results for all periods presented, were $372.2 million for 2011.

The Commercial Real Estate Services segment reported revenues of $994.6 million for 2011, up 11% measured in local currencies relative to the prior year. Internal revenue growth was 8%, and was comprised primarily of increased investment sales and lease brokerage, property management and project management activity. Growth of 3% was attributable to acquisitions. Regionally and on a local currency basis, North America revenues were up 9% excluding acquisitions, Asia Pacific revenues were up 3%, and Europe & Latin America revenues were up 17% excluding acquisitions. Adjusted EBITDA in this segment for 2011 was $51.9 million, at a margin of 5.2%, versus $39.5 million at a margin of 4.6% in the prior year. The margin increase was attributable to operating leverage and greater administrative efficiency, as well as $2.7 million of Colliers International branding costs incurred in 2010 that did not recur in 2011.

In the Residential Real Estate Services segment, revenues were $736.0 million for 2011, an increase of 15% compared to the prior year. Acquisitions during the period accounted for the majority of the increase, while internal growth was 6% and was attributable to net new property management client wins. This segment reported adjusted EBITDA of $57.8 million or 7.9% of revenues for 2011, relative to $56.6 million or 8.8% of revenues in the prior year. The decline in margin was attributable to increases in operating costs outpacing the ability to pass price increases through to clients.

Our Property Services segment reported revenues of $121.2 million for 2011, an increase of 8% versus the prior year, comprised of internal growth. Adjusted EBITDA in this segment for 2011 was $20.0 million, up 22% relative to the prior year, and the margin was 16.5% relative to 14.6%, with the increase attributable to operating leverage in our franchised operations.

Corporate costs for 2011 were $14.4 million relative to $19.5 million in the prior year. The 2011 results were impacted by a reduction in performance-based executive compensation relative to the prior year. Performance-based compensation is based on year over year growth in adjusted EPS from both continuing and discontinued operations.

Selected annual information - last five fiscal periods
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2013	2012	2011	2010	2009

Operations
Revenues	$2,343,634	$2,110,466	$1,851,968	$1,617,300	$1,378,519
Operating earnings	90,234	80,348	56,217	46,731	(16,966)
Net earnings (loss) from
continuing operations	47,640	42,217	76,925	17,477	(40,386)
Net earnings (loss) from
discontinued operations	(5,997)	(1,328)	22,878	24,979	23,677
Net earnings (loss)	41,643	40,889	99,803	42,456	(16,709)

Financial position
Total assets	$1,443,511	$1,317,910	$1,233,718	$1,129,541	$1,009,530
Long-term debt	372,794	337,205	316,415	240,740	235,994
Convertible debentures	-	77,000	77,000	77,000	77,000
Redeemable non-controlling interests	222,073	147,751	138,501	172,275	164,168
Shareholders' equity	249,049	244,153	246,522	201,331	166,034

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$(0.46)	$(0.08)	$1.37	$(0.71)	$(2.67)
Discontinued operations	(0.18)	(0.04)	0.76	0.83	0.80
	(0.64)	(0.12)	2.13	0.12	(1.87)
Diluted
Continuing operations	(0.46)	(0.08)	1.35	(0.71)	(2.67)
Discontinued operations	(0.18)	(0.04)	0.75	0.82	0.80
	(0.64)	(0.12)	2.10	0.11	(1.87)
Weighted average common shares
outstanding (thousands)
Basic	32,928	30,026	30,094	30,081	29,438
Diluted	33,262	30,376	30,551	30,367	29,516
Cash dividends per common share	$0.20	$-	$-	$-	$-

Preferred share data
Number outstanding (thousands)	-	5,231	5,623	5,772	5,772
Cash dividends per preferred share	$0.4375	$1.75	$1.75	$1.75	$1.75

Other data
Adjusted EBITDA	$185,461	$152,263	$115,317	$92,942	$61,646
Adjusted EPS	2.15	1.64	1.04	0.76	0.60

Deferred income tax asset valuation allowance
From 2008 to the third quarter of 2011, net operating loss carry-forwards for tax purposes accumulated in our Commercial Real Estate Services operations in the United States, giving rise to a deferred income tax asset. Our ongoing assessment of all available objective evidence, both positive and negative, supporting recoverability of these tax losses in accordance with GAAP resulted in the recognition of a full valuation allowance against the deferred income tax asset, reducing its net value to nil in each period.

We completed a reorganization of certain operations in the US during the fourth quarter of 2011. As a result, we determined that it was more likely than not that the deferred income tax assets in the US will be realized, resulting in the de-recognition of the full valuation allowance and a corresponding reduction of 2011 income tax expense in the amount of $49.7 million.

In 2012 and 2013, we completed ongoing assessments of all available objective and subjective evidence, both positive and negative, supporting recoverability of these tax losses in accordance with GAAP. The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, we believe it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income in the US during the carry-forward period are reduced. We concluded that as of December 31, 2012 and December 31, 2013, the deferred income tax assets are recoverable.

Results of operations – fourth quarter ended December 31, 2013
Consolidated operating results for the fourth quarter ended December 31, 2013 were up significantly relative to the results experienced in the comparable prior year quarter. In particular, Commercial Real Estate Services revenues increased 21% versus the prior year quarter measured in local currencies (14% excluding acquisitions) led by strong investment sales and leasing activity in the Asia Pacific region. Net earnings from continuing operations, operating earnings and adjusted EBITDA increased in the fourth quarter on account of a significant improvement in margins in our Commercial Real Estate Services segment, attributable to operating leverage, improvements in broker productivity, and the favorable impact of recent acquisitions.

Quarterly results - years ended December 31, 2013 and 2012
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2013
Revenues	$473,107	$575,979	$602,816	$691,732	$2,343,634
Operating earnings (loss)	(4,501)	11,384	34,338	49,013	90,234
Net earnings (loss) from continuing operations	(7,770)	4,618	22,441	28,351	47,640
Net earnings (loss) from discontinued operations	(449)	(127)	(2,469)	(2,952)	(5,997)
Net earnings (loss)	(8,219)	4,491	19,972	25,399	41,643
Diluted net earnings (loss) per common share:
Continuing operations	(0.53)	(0.21)	0.10	0.12	(0.46)
Discontinued operations	(0.02)	-	(0.07)	(0.09)	(0.18)
	(0.55)	(0.21)	0.03	0.03	(0.64)

Year ended December 31, 2012
Revenues	$422,719	$532,638	$550,990	$604,119	$2,110,466
Operating earnings (loss)	(12,965)	25,120	32,363	35,830	80,348
Net earnings (loss) from continuing operations	(13,129)	14,507	20,282	20,557	42,217
Net earnings (loss) from discontinued operations	2,275	136	(721)	(3,018)	(1,328)
Net earnings (loss)	(10,854)	14,643	19,561	17,539	40,889
Diluted net earnings (loss) per common share:
Continuing operations	(0.62)	0.27	0.02	0.24	(0.08)
Discontinued operations	0.08	-	(0.02)	(0.10)	(0.04)
	(0.54)	0.27	-	0.14	(0.12)

Other data
Adjusted EBITDA - 2013	$10,447	$45,732	$56,005	$73,277	$185,461
Adjusted EBITDA - 2012	5,983	40,107	48,828	57,345	152,263
Adjusted EPS - 2013	(0.20)	0.58	0.70	0.97	2.15
Adjusted EPS - 2012	(0.18)	0.44	0.61	0.77	1.64

Operating outlook
We are committed to a long-term growth strategy that includes average internal revenue growth in the 5-10% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted EPS in excess of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year.

Our expectations for 2014 in our Commercial Real Estate Services segment are for moderate year-over-year revenue gains across most regions, with an ongoing increase in operating margins as a result of operating leverage and the favorable impact of acquisitions.

In our Residential Real Estate Services segment, revenues are expected to grow solidly in 2014 from continuing new business wins and strong client retention. Operating margins are expected to trend upwards in 2014 as expenses incurred in 2013 with respect to re-branding, related information technology enhancements and homeowner collection services operations are not expected to recur.

Our Property Services segment is expected to continue to grow in 2014, as each franchise brand expands its franchisee base, while at the same time focusing on improving franchisee productivity, all of which is expected to result in increasing royalties.

Seasonality and quarterly fluctuations
Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprised approximately 35% of 2013 consolidated revenues (2012 - 34%).

Liquidity and capital resources
The Company generated cash flow from operating activities of $116.3 million for the year ended December 31, 2013, relative to $103.0 million in the prior year. Operating cash flow increased as result of a significant increase in operating earnings, particularly in the Commercial Real Estate Services segment, partially offset by additional working capital usage, particularly in accounts receivable, to support revenue growth. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

We have a credit agreement with a syndicate of lenders which contains a senior revolving credit facility of $350 million and includes an uncommitted accordion provision allowing for an additional $100 million of borrowing capacity under certain circumstances. The credit agreement has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

In January 2013, we completed a private placement of $150 million in 3.84% Senior Notes with a twelve year term, due January 16, 2025 with a group of US institutional investors. The 3.84% Senior Notes are repayable in 5 equal annual instalments beginning on January 16, 2021. The proceeds from the 3.84% Senior Notes were used to repay borrowings under our revolving credit facility.

During 2013, we invested cash in acquisitions as follows: an aggregate of $37.7 million (net of cash acquired) in eleven new business acquisitions, $2.0 million in contingent consideration payments related to previously completed acquisitions, and $5.7 million in acquisitions of redeemable non-controlling interests (“RNCI”). We also realized net proceeds on sale (net of cash sold) of $49.5 million on the disposal of FAS in September 2013.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $12.6 million as at December 31, 2013 (December 31, 2012 - $27.8 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to May 2017. We estimate that, based on current operating results, approximately 80% of the contingent consideration outstanding as of December 31, 2013 will ultimately be paid.

Capital expenditures for the year were $34.8 million (2011 - $44.4 million), which consisted primarily of investments in productivity-enhancing information technology systems in all three operating segments as well as office leasehold improvements. Included in 2012 expenditures was $6.0 million for the relocation of the London, UK offices of Colliers International to a new premise, and an accompanying modernization of its technology infrastructure.

In May 2013, we completed the partial redemption and conversion of our Preferred Shares, which resulted in the elimination of the Preferred Shares from our capital structure. The redemption was completed with a cash outlay of $39.2 million. The conversion resulted in the issuance of 2.89 million new Subordinate Voting Shares from treasury.

In September 2013, we completed the early redemption of our $77.0 million Convertible Debentures in accordance with the redemption rights attached to the Convertible Debentures. Leading up to the redemption, we received conversion requests from substantially all holders of Convertible Debentures, which resulted in the issuance of 2.74 million new Subordinate Voting Shares from treasury.

Net indebtedness as at December 31, 2013 was $230.1 million, versus $305.5 million at December 31, 2012. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents.  We were in compliance with the covenants of our financing agreements as at December 31, 2013 and we expect to remain in compliance with such covenants going forward.

In conjunction with the elimination of our Preferred Shares, we announced a common share dividend policy where by the Company intends to pay a quarterly dividend of $0.10 per share on our common shares. The Company declared common share dividends of $0.30 per share during 2013, with $0.20 paid in cash during the year and $0.10 paid in January 2014. The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

Prior to their elimination in May 2013, we paid $2.5 million of dividends on the Preferred Shares. During the year we also distributed $22.0 million (2012 - $16.3 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2013:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$370,239	$43,577	$33,359	$148,647	$144,656
Interest on long term debt	50,432	10,389	17,058	14,835	8,150
Capital lease obligations	2,555	1,208	1,217	130	-
Contingent acquisition consideration	8,740	122	8,020	598	-
Operating leases	306,718	65,095	99,085	59,114	83,424

Total contractual obligations	$738,684	$120,391	$158,739	$223,324	$236,230

At December 31, 2013, we had commercial commitments totaling $7.8 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our Senior Notes at a weighted average interest rate of 4.5%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2013	2012

Commercial Real Estate Services	$135,515	$67,179
Residential Real Estate Services	64,312	60,661
Property Services	15,920	11,888
	$215,747	$139,728

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  As at December 31, 2013, the RNCI recorded on the balance sheet was $222.1 million.  The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share from continuing operations for 2013 would be $1.60, and the accretion to adjusted EPS would be $0.36.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the subsidiary stock option plan and notional value appreciation plans is re-measured quarterly.

With respect to the subsidiary stock option plan, which is in the Commercial Real Estate Services segment, compensation expense of $8.6 million was recognized in 2013 (2012 - $4.3 million; 2011 - nil). The fair value of the underlying subsidiary shares as of December 31, 2013 is $12.9 million (December 31, 2012 - $4.3 million). Holders of subsidiary stock options become subject to a shareholders’ agreement upon the exercise of the options, subject to the same conditions as described above.

Discussion of critical accounting estimates and judgments
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates: the recoverability of deferred income tax assets, determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, valuation of contingent consideration related to acquisitions, quantification of uncertain income tax positions, and the collectability of accounts receivable.

Deferred income tax assets arise from the recognition of the benefit of certain net operating loss carry-forwards.  Management must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations require significant management judgment. Changes in judgments, in particular of future US taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have seven reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition.  Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled.  The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to three year period after the acquisition date.  Significant estimates are required to measure the fair value of contingent consideration, including forecasting profitability for the contingency period and the selection of an appropriate discount rate.  Increasing forecasted profitability by 10% has the effect of increasing the fair value of contingent consideration outstanding as of December 31, 2013 by $1.0 million. Increasing the discount rate by 10% has the effect of reducing the fair value of the contingent consideration outstanding as of December 31, 2013 by $0.5 million.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment.  Actual collections may differ from our estimates.  A 10% increase in the accounts receivable allowance would increase bad debt expense by $2.5 million.

Reconciliation of non-GAAP financial measures
In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2013	2012	2011

Net earnings from continuing operations	$47,640	$42,217	$76,925
Income tax	22,624	21,007	(43,823)
Other expense (income)	(1,531)	(2,441)	6,317
Interest expense, net	21,501	19,565	16,798
Operating earnings	90,234	80,348	56,217
Depreciation and amortization	71,995	48,155	46,526
Acquisition-related items	10,498	16,326	4,649
Stock-based compensation expense	12,734	7,434	2,335
Reorganization charge	-	-	5,590
Adjusted EBITDA	$185,461	$152,263	$115,317

Adjusted EPS is defined as diluted net earnings (loss) per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings (loss) per common share from continuing operations to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2013	2012	2011

Diluted net (loss) earnings per common share
from continuing operations	$(0.46)	$(0.08)	$1.35
Non-controlling interest redemption increment	1.25	0.69	0.42
Acquisition-related items	0.30	0.51	0.14
Amortization of intangible assets, net of tax	0.73	0.36	0.38
Stock-based compensation expense, net of tax	0.33	0.16	0.05
Impairment loss on equity investment	-	-	0.10
Reorganization charge	-	-	0.12
Deferred income tax asset valuation allowance	-	-	(1.52)
Adjusted EPS	$2.15	$1.64	$1.04

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Impact of recently issued accounting standards
On January 1, 2013, the Company adopted updated guidance issued by the Financial Accounting Standards Board (“FASB”) on comprehensive income (ASU 2013-02). This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

In July 2013, the FASB issued updated guidance on the presentation of unrecognized tax benefits (ASU 2013-11).  This update provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The updated guidance is expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry-forwards, similar tax losses, or tax credit carry-forwards exist. The amendments in this update are effective for the Company effective January 1, 2014. The Company is currently evaluating the impact, if any, of this guidance on its results of operations, financial position and disclosure.

Impact of IFRS
On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”).  In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP.  Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments
We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had two interest rate swaps in place to exchange the fixed interest rate on (i) $150.0 million of notional value on the 3.84% Senior Notes for a floating rate of LIBOR + 1.35% and (ii) $20.0 million of notional value on the 5.44% Senior Notes for a floating rate of LIBOR + 3.87%. These interest rate swaps involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If such events occur, our results of operations may be adversely affected.

Transactions with related parties
The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2013 was $1.0 million (2012 - $1.6 million; 2011 - $3.4 million). The recorded amount of the property management revenues for year ended December 31, 2013 was $13.0 million (2012 - $16.2 million; 2011 - $15.8 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of 1 to 3 years.

As at December 31, 2013, the Company had $4.7 million of loans receivable from minority shareholders (2012 - $3.5 million) and $5.1 million of loans payable to minority shareholders (2012 - $2.2 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of 1 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,571,488 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,591,600 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of common share dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2013 (the “Evaluation Date”).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded eleven individually insignificant entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2013. The total assets and total revenues of the eleven majority-owned entities represent 2.5% and 2.1%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2013.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2013, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 24, 2014 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2013.

Changes in internal control over financial reporting
During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.

Forward-looking statements
This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2013, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.